February 6, 2025

Joseph Sinkule
Chief Executive Officer
Klotho Neurosciences, Inc.
13576 Walnut Street, Suite A
Omaha, NE 68144

       Re: Klotho Neurosciences, Inc.
           Registration Statement on Form S-1
           Filed January 30, 2025
           File No. 333-284602
Dear Joseph Sinkule:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Paul Goodman, Esq.